July 27, 2012

VIA EDGAR Filing

Vince DiStefano
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Re: Neiman Funds File Nos. 333-102844 and 811-21290

Dear Mr. DiStefano:

On June 1, 2012, Neiman Funds (the “Registrant”) filed Post-Effective Amendment No. 20 to its Registration Statement on Form N-1A (the "Amendment"). On July 18, 2012, you provided oral comments. Your comments are set forth below, and each is followed by the Registrant’s response.

1	..	Comment:	Under “Principal Investment Strategy of the Fund” please explain if the
Fund invests in exchange traded funds (ETFs) and options as part of its principal investment strategy. If not, please remove reference to them from this section. Also, does the Fund invest in foreign securities as part of its principal investment strategy.

		Response:	As part of its principal investment strategy, the Fund invests in ETFs and options. Therefore, we have not changed the prospectus language. The Fund does not invest in foreign securities as part of its principal investment strategy.

2	..	Comment:	Under “Performance” please add a footnote disclosing that the return for
Class A shares will be substantially similar to those of the No-Load class of shares over time and will differ only to the extent that the classes do not have the same expenses.

		Response:	Under “Performance” we have added the following footnote: “Annual returns for Class A share annual returns would have been substantially similar because the shares are invested in the same portfolio of securities and would differ only to the extent that the Classes do not have the same expenses.”

3	..	Comment:	Under “Principal Investment Strategy of the Fund”, if the use of covered call options is a principal investment strategy, replace the work “may” with “will”.

Vince DiStefano
July 27, 2012

		Response:	We have modified the prospectus to state that the Fund sell or “writes”
covered call on securities it owns.

4	..	Comment:	Under “The Investment Adviser” please specify the date of the shareholder report that discloses the basis for the Board of Trustees’ renewal of the
Management Agreement.

		Response:	We will amend the disclosure to include the date of the shareholder report.

5	..	Comment:	Under “Pricing of Fund Shares” please clarify what “proper form” means.

		Response:	The sentence has been added to the prospectus explaining that “proper form” means that the purchase order is complete and contains all the information necessary for the Fund to process the order.

6	..	Comment:	Under “Class A Shares” please provide a page under to the cross reference the section of the Statement of Additional Information in the following sentence: “See the Statement of Additional Information for more details.”

		Response:	We updated the sentence to state that “See Finder’s Fee Commissions in the Statement of Additional Information for more details.”

7	..	Comment:	Under “Market Timing” please clarify if there are any specific restrictions regarding market timing, such as holding periods, redemption fees or types of accounts.

		Response:	There are no specific restrictions related to market timing other than those disclosed in the prospectus. Therefore, we have made no changes to this section.

8	..	Comment:	On the back cover please confirm that the SEC file number will be in a smaller font size in printed materials.

		Response:	The SEC File number on the back cover will be in a smaller font size in printed materials.

9	..	Comment:	The Fund’s fundamental policy regarding borrowing states that: “The
Fund will not borrow money, except: (a) from a bank, provided that immediately after such borrowing there is an asset coverage of 300% for all borrowings of the Fund; or (b)
from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when

Vince DiStefano July 27, 2012 Page 3

the borrowing is made.” Please explain the legal basis for borrowing from an entity other than a bank.

Response:	Section 18(g) of the Investment Company Act of 1940 (the ‘1940 Act”)
provides that the term ‘‘senior security’’, as in Section 18 (a) of the 1940 Act shall not include:

“any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed; nor shall such term, when used in this section 18, include any such promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5 per centum of the value of the total assets of the issuer at the time when the loan is made.” (emphasis added).

Based on the language in Section 18(g), it is commonly accepted that mutual funds may borrow from bank and non-banks for temporary purposes.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Vince DiStefano July 27, 2012 Page 4

Please contact me at (614) 469-3297 should you require any further information.

Very truly yours, /s/ Michael Wible

Michael V. Wible